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Exhibit 99.1

                                  RISK FACTORS


In evaluating the Company and its business, prospective investors should consider carefully the following risk factors in addition to the other information contained herein. Statements in this Quarterly Report on Form 10-Q contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the following risk factors.

Our Revenues Could Be Adversely Affected by the Loss of a Significant Client or the Failure to Collect a Large Account Receivable

     We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of major clients. During fiscal 1999, we had two clients that individually accounted for 15% and 10% of our net revenues. During the first nine months of fiscal 2000, we had one client who individually accounted for 16% of our net revenues. From quarter to quarter, revenues from one or more individual clients may exceed 10% of our revenues for the quarter. If we lose any major clients or any of our clients cancel or significantly reduce a large project's scope, we would lose a significant amount of revenue. In addition, failure by a significant client to pay would result in our failure to collect a large account receivable.

Variability of Quarterly Operating Results May Result in Reduced Prices for Our Common Stock

     We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our common stock. Factors that may cause our quarterly operating results to vary include:

     .  the number of active client projects;
     .  the requirements of client projects;
     .  the termination of major client projects;
     .  the loss of major clients; and
     .  the timing of new client engagements and personnel cost increases.

The timing of revenues is difficult to forecast because our sales cycle is relatively long and our services are affected by both the financial condition and management decisions of our clients and general economic conditions. A high percentage of our expenses are relatively fixed at the beginning of any period. Because our general policy is to not adjust our staffing levels based upon what we view as short-term circumstances, a variation in the timing, initiation or completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular period.

The Absence of Long-Term Contracts With Our Clients Reduces the Predictability of Our Revenues

     Our clients are generally able to reduce or cancel their use of our professional services without penalty and with little or no notice. As a result, we believe that the number of clients or the number and size of our existing projects are not reliable indicators or measures of future revenue. We have in the past provided, and are likely in the future to provide, services to clients without long-term agreements. When a client defers, modifies or cancels a project, we must be able to rapidly deploy our professionals to other projects in order to minimize the underutilization of employees and the resulting adverse impact on operating results. We may not be able to replace cancelled or reduced contracts with new business.
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Our Chief Executive Officer Controls a Significant Portion of the Voting Rights
Which Limits Your Ability to Influence Corporate Matters

     All of the holders of our Class B Common Stock have granted proxies to our Chief Executive Officer to vote their shares. As a result, he will have the voting power, which is 52% of the voting rights of our outstanding common stock as of December 31, 1999, to significantly influence the election of our Board of Directors and to affect all matters requiring stockholder approval. In addition, an agreement among Diamond and our partners requires that our Chief Executive Officer be selected from our partners. This significantly limits the number of qualified persons that may be considered for that office. As a result, we may not be successful in attracting future persons who are qualified to serve as our Chief Executive Officer.

If We Are Unable to Hire, Train and Retain Highly Qualified Professionals, Our Business and Growth Will Suffer

     The loss for any reason of a key executive officer or any significant number of our client-serving professionals or the inability to attract qualified personnel would adversely impact our ability to service our clients. Our success depends upon the continued service of our key executive officers and our ability to attract, retain and motivate highly skilled professionals at all levels. As a result of the rapid growth of the Internet, there is intense competition for employees who have strategic, technical or creative experience relating to the Internet. We may not be successful in hiring a sufficient number of highly skilled employees in the future, or in retaining, training and motivating the employees we hire.

Failure to Properly Manage Our Expanding Operations May Adversely Impact Our Business

     Continued rapid growth will place a significant strain on our financial and other resources and could result in significant operating losses. During fiscal 1998, fiscal 1999 and the first nine months of fiscal 2000, the size of our employee base more than doubled. Further increases are anticipated in the future, either by means of organic growth or through the carefully targeted acquisition of companies that meet our acquisition criteria. Our ability to manage the growth of our professional staff will require us to continue to improve our operational, financial and other internal systems. If our management is unable to manage growth effectively and revenues do not increase sufficiently to cover our increased expenses, our operations could be adversely affected.

We May Not Be Able to Effectively Expand Our Business Internationally, Which Could Harm Our Business

     We anticipate expanding our operations internationally in the near future. A number of risks are inherent in international operations including: staffing and managing operations, currency fluctuations, local economic problems and imposition of government regulations. These and other unanticipated problems we encounter establishing new international operations could divert our resources and attention and adversely affect our operations.

The Failure to Successfully Integrate Any Future Acquisitions Could Harm Our Business and Operating Results

     If we acquire businesses in the future and are unable to successfully integrate these businesses, it could harm our business and operating results. In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions which would harm our operating results.
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If We Are Unable to Adequately Protect Our Intellectual Property Rights or If We
Infringe Upon the Intellectual Property Rights of Others, Our Results of Operations May Be Harmed

     Failure to secure or maintain protection of our intellectual property could adversely affect our ability to service our clients and generate revenue. We rely on a combination of non-disclosure and other contractual agreements, and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees, require that our clients enter into such agreements, and limit access to and distribution of our proprietary information. However, the efforts may be insufficient to prevent misappropriation of our proprietary information or detect unauthorized use of our intellectual property rights.

     Ownership of intellectual property developed during our client engagements is the subject of negotiation and is frequently assigned to the client. We generally retain the right to use any intellectual property that is developed during a client engagement that is of general applicability and is not specific to the client's project. Issues relating to the ownership of and rights to use intellectual property developed during the course of a client engagement can be complicated and clients may demand assignment of ownership or restrictions on our use of the work which we produce for clients in the future. In addition, disputes may arise that affect our ability to resell or reuse such intellectual property.

Failure to Meet Client Expectations Could Result in Losses and Negative
Publicity

     A failure or inability by us or one of our subcontractors to meet a client's expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenues. Our client engagements involve the creation, implementation and maintenance of business systems and other applications that can be critical to our clients' businesses. We may be sued or unable to collect account receivables if a client is not satisfied with our service.

     Our client contracts may not protect us from liability for damages in the event we are sued. In addition, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts. The successful assertion of any large claim against us or the failure by us to collect a large account receivable could also result in significant financial exposure to us.

An Inability to Keep Pace with Rapidly Changing Technology May Impair Our Ability to Remain Competitive

     Our failure to develop e-commerce business services that keep pace with continuing changes in the Internet and related technology, evolving industry standards, information technology and client preferences will result in decreased demand for our services. Among our challenges in this area are the needs:

     . to continue to develop our strategic and technical experience; . develop new services that meet changing customer needs; and . effectively use leading technologies.

We may not address these developments on a timely or successful basis.

Competition in Our Industry is Intense and Could Harm Our Business

     Increased competition in our industry could result in price reductions, reduced gross margins or loss of market share which could seriously harm our business. The e-commerce business services market is relatively new, includes a large number of participants, is subject to rapid technological changes and is highly competitive. We compete with a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition, and greater revenues than us. We believe that the principal competitive factors in our industry include:

     .  diagnostic capabilities;
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     .  effectiveness of strategic business models;
     .  scope of services;
     .  service delivery approach;
     .  technical and industry expertise;
     .  perceived value; and
     .  results orientation.

We believe that our ability to compete also depends in part on a number of competitive factors outside of our control, including the ability of our competitors to hire, retain and motivate senior project managers, the price at which others offer comparable services, and the extent of our competitors' responsiveness to customer needs. We may not be able to compete successfully with our competitors in the future.

     In addition, there are relatively low barriers to entry in our industry. We do not own any patented technology that inhibits competitors from entering that market or providing services similar to ours. As a result, new and unknown market entrants could pose a threat to our business.

We May Need to Raise Additional Capital in the Future Which May Not Be Available

     We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. We were not profitable in the first two quarters of fiscal 1997. While we have been profitable since the third quarter of fiscal 1997, we may not continue to be profitable in the future. We believe that existing cash resources, the amounts available under our revolving line of credit and cash generated from operations will be sufficient to satisfy our operating cash needs through 2001. Any future decreases in our operating income, cash flow, or stockholders' equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations.